

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

October 22, 2015

Jonathan H. Weis
President and Chief Executive Officer
Weis Markets, Inc.
1000 S. Second Street
P.O. Box 471
Sunbury, PA, 17801

> **Re: Weis Markets, Inc.**
> **Form 10-K for the Fiscal Year Ended December 27, 2014**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed March 13, 2015**
> **File No. 001-05039**

Dear Mr. Weis:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.


Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products


cc: Pasquale D. Gentile, Jr.
        Reed Smith LLP